Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands unless stated otherwise)

On February 17, 2022, MoneyLion Inc. (the “Company”) completed its previously announced acquisition (the “Even Acquisition”) of Even Financial Inc., a Delaware corporation (“Even Financial”), pursuant to the Amended and Restated Agreement and Plan of Merger, by and among the Company, Epsilon Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company, Even Financial and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as representative of the equityholders of Even Financial.

The following unaudited pro forma condensed combined financial information of the Company and Even Financial is presented to illustrate the estimated effects of the Even Acquisition, which estimated effects are collectively referred to as “adjustments” or “transaction accounting adjustments.”

The unaudited pro forma condensed combined statements of operations for the quarter ended March 31, 2022 and the year ended December 31, 2021 combine the historical consolidated statements of operations of the Company and Even Financial after giving effect to the Even Acquisition as if it had occurred on January 1, 2021. Even Financial’s operating results are included within consolidated MoneyLion Inc. from the date of the Even Acquisition onward. Even Financial’s operating results prior to the Even Acquisition are disclosed separately. The unaudited pro forma condensed combined statements of operations are collectively referred to as the “pro forma financial information.”

An unaudited pro forma condensed combined balance sheet as of March 31, 2022 is not required to be presented as the Company’s unaudited consolidated balance sheet as of March 31, 2022 reflects the impact of the Even Acquisition.

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of the Company and Even Financial:

●	Unaudited consolidated financial statements of the Company as of and for the quarter ended March 31, 2022 and the related notes included in the prospectus of which this Exhibit 99.2 is a part and in Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022;

●	Audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2021 and the related notes included in the prospectus of which this Exhibit 99.2 is a part and in Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021; and

●	Audited consolidated financial statements of Even Financial as of and for the fiscal year ended December 31, 2021 and the related notes included in Even Financial’s consolidated financial statements included as Exhibit 99.1 to the Company’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission (“SEC”) on May 5, 2022.

The pro forma financial information does not reflect adjustments for any other consummated or probable acquisitions by the Company since such transactions were not significant in accordance with Regulation S-X Rule 3-05, as amended by Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 20, 2020.

The pro forma financial information has been prepared by the Company in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786, which is referred to herein as Article 11.

The Company and Even Financial prepare their respective financial statements in accordance with United States generally accepted accounting principles. The Even Acquisition will be accounted for using the acquisition method of accounting, with the Company being treated as the accounting acquirer. In identifying the Company as the acquiring entity for accounting purposes, the Company and Even Financial took into account a number of factors, including the relative voting rights of all equity instruments in the combined company, the composition of senior management of the combined company and the corporate governance structure of the combined company. No single factor was the sole determinant in the overall conclusion that the Company is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

The transaction accounting adjustments are preliminary, based upon available information as of the date of the Form S-1/A filing of which this Exhibit 99.2 is a part (the “Form S-1/A”), and have been prepared solely for the purpose of presenting this pro forma financial information. These adjustments are based on preliminary estimates and may be different from the adjustments that will be determined based on the finalization of acquisition accounting, and these differences could be material. The transaction accounting adjustments are based on preliminary estimates of the fair value of consideration related to the Even Acquisition, including the fair value of employee equity awards exchanged, and the fair values of assets acquired and liabilities assumed. Certain valuations and assessments related to the assets and liabilities acquired and consideration provided are in process and will not be completed until subsequent to the filing of the Form S-1/A. The estimated fair values assigned in this unaudited pro forma financial information are preliminary and represent the Company’s current best estimates of fair value and are subject to revision.

The pro forma financial information is based on various adjustments and assumptions and is not necessarily indicative of what the Company’s consolidated statements of operations would have been had the Even Acquisition been completed as of the dates indicated or will be for any future periods. The pro forma financial information does not purport to project the future financial position or operating results of the Company. The pro forma financial information does not include adjustments to reflect any potential revenue, synergies or dis-synergies, or cost savings that may be achieved in the future, or the associated costs that may be necessary to achieve such revenues, synergies or cost savings.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Quarter Ended March 31, 2022

(in thousands, except share and per share data)

	Consolidated MoneyLion Inc.	Historical Even Financial Inc.	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue
Service and subscription revenue	$67,146	$9,791	$(692)	5A	$76,245
Net interest income on loan receivables	2,568	—	—		2,568
Total revenue, net	69,714	9,791	(692)		78,813
Operating expenses
Provision for credit losses on consumer receivables	23,044	—	—		23,044
Compensation and benefits	22,043	1,701	—		23,744
Marketing	11,416	101	—		11,517
Direct costs	21,204	7,434	(495)	5A	28,143
Professional services	7,288	1,644	—		8,932
Technology related costs	4,505	488	63	5A, 5B	5,056
Other operating expenses	10,769	459	2,084	5B	13,312
Total operating expenses	100,269	11,827	1,652		113,748
Net loss before other (expense) income and income taxes	(30,555)	(2,036)	(2,344)		(34,935)
Interest expense	(6,174)	(52)	52	5C	(6,174)
Change in fair value of warrant liability	3,910	—	—		3,910
Change in fair value of contingent consideration from mergers and acquisitions	(682)	—	—		(682)
Other (expense) income	(916)	11	—		(905)
Net loss before income taxes	(34,417)	(2,077)	(2,292)		(38,786)
Income tax expense (benefit)	25	—	(28,442)	5D	(28,417)
Net (loss) income	(34,442)	(2,077)	26,150		(10,369)
Accrual of dividends on preferred stock	(1,028)	—	—		(1,028)
Net (loss) income attributable to common shareholders	$(35,470)	$(2,077)	$26,150		$(11,397)

Net loss per share, basic and diluted	$(0.15)	n/m	n/a		$(0.05)
Weighted average shares used in computing net loss per share, basic and diluted	230,737,284	n/m	n/a		230,737,284

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements.”

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2021

(in thousands, except share and per share data)

	Historical MoneyLion Inc.	Historical Even Financial Inc.	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue
Service and subscription revenue	$164,072	$58,433	$(2,747)	5A	$219,758
Net interest income on loan receivables	7,002	—	—		7,002
Total revenue, net	171,074	58,433			226,760
Operating expenses
Provision for credit losses on consumer receivables	60,750	—	—		60,750
Compensation and benefits	45,693	19,143	—		64,836
Marketing	43,171	841	—		44,012
Direct costs	44,130	41,199	(2,261)	5A	83,068
Professional services	19,847	6,235	—		26,082
Technology related costs	9,210	3,169	1,709	5A, 5B	14,088
Other operating expenses	21,630	2,359	16,632	5B	40,621
Total operating expenses	244,431	72,946	16,080		333,457
Net loss before other (expense) income and income taxes	(73,357)	(14,513)	(18,827)		(106,697)
Interest expense	(7,251)	(341)	341	5C	(7,251)
Change in fair value of warrant liability	(39,656)	—	—		(39,656)
Change in fair value of subordinated convertible notes	(41,877)	—	—		(41,877)
Change in fair value of contingent consideration from mergers and acquisitions	(6,229)	—	—		(6,229)
Other income	3,551	1,925	—		5,476
Net loss before income taxes	(164,819)	(12,929)	(18,486)		(196,234)
Income tax expense	56	39	—		95
Net loss	(164,875)	(12,968)	(18,486)		(196,329)
Net income attributable to redeemable noncontrolling interests	(12,776)	—	—		(12,776)
Reversal of previously accrued dividends on preferred stock	42,728	—	—		42,728
Net loss attributable to common shareholders	$(134,923)	$(12,968)	$(18,486)		$(166,377)

Net loss per share, basic and diluted	$(1.39)	n/m	n/a		$(1.71)
Weighted average shares used in computing net loss per share, basic and diluted	97,158,738	n/m	n/a		97,158,738

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements.”

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(amounts in thousands, except share and per share data, unless otherwise indicated)

Note 1 – Description of the Transaction

On February 17, 2022, the Company completed the Even Acquisition. At the closing of the Even Acquisition, the Company (i) issued to the equityholders of Even Financial an aggregate of 28,164,811 shares of the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share (“Series A Convertible Preferred Stock”), along with an additional 529,120 shares of Series A Convertible Preferred Stock to advisors of Even Financial for transaction expenses, valued at $193,647, (ii) paid to certain Even Financial management equityholders approximately $14,514 in cash, and (iii) exchanged 8,883,228 options to acquire Even Financial common stock for 5,901,846 options to acquire shares of the Company’s Class A common stock, par value $0.0001 per share, of which the vested portion at the acquisition date was valued at $8,963. The equityholders and advisors of Even Financial are also entitled to receive an additional payment from the Company of up to an aggregate of 8,000,000 shares of Series A Convertible Preferred Stock, based on the attributed revenue of Even Financial’s business during the 13-month period commencing January 1, 2022 (the “Earnout”), and certain recipients of options to acquire shares of the Company’s Class A common stock are entitled to receive dividend equivalents in lieu of receiving Series A Convertible Preferred Stock, subject to certain conditions (the “Preferred Stock Equivalents”). The combined value of the Earnout and Preferred Stock Equivalents was $45,336 as of the closing of the Even Acquisition. The total purchase price was approximately $271,030, subject to customary purchase price adjustments for working capital and inclusive of amounts used to repay approximately $5,703 of existing indebtedness of Even Financial and pay $2,868 of seller transaction costs.

Note 2 – Basis of Presentation

The pro forma financial information was prepared accounting for the Even Acquisition using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, “Business Combinations,” and is derived from the audited and unaudited historical financial statements of the Company and Even Financial.

The pro forma financial information has been prepared by the Company in accordance with Article 11. The pro forma financial information is not necessarily indicative of what the Company’s consolidated statements of operations would have been had the Even Acquisition been completed as of the date indicated or will be for any future periods. The pro forma financial statements do not purport to project the future financial position or results of operations of the Company. The pro forma financial information reflects pro forma adjustments management believes are necessary to present fairly the Company’s pro forma results of operations and financial position as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report the Company’s financial condition and results of operations as if the Even Acquisition was completed as of the date indicated.

The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.

The determination of the fair value of the identifiable assets of Even Financial and the allocation of the estimated consideration to these identifiable assets and liabilities is preliminary and is pending finalization of various estimates, inputs and analyses. Certain valuations and assessments, including valuations of intangible assets, employee equity awards exchanged, the Earnout and the Series A Convertible Preferred Stock, as well as the assessment of the tax positions and rates of the combined business, are in process and may not be completed until December 31, 2022. Since this pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Even Acquisition, the actual amounts eventually recorded for the purchase accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

The initial allocation of the preliminary estimated consideration in this pro forma financial information is based upon the estimated value of the consideration as of February 17, 2022.

At this preliminary stage, the estimated identifiable finite lived intangible assets include customer relationships, trade names and proprietary technologies. Goodwill represents the excess of the estimated fair value of the consideration transferred over the estimated fair value of Even Financial’s identifiable assets and liabilities acquired, including the fair value of the estimated identifiable finite assets and liabilities described above. Goodwill will not be amortized, but will be subject to periodic impairment testing. The goodwill balance represents the combined company’s expectations of the strategic opportunities available to it as a result of the Even Acquisition, as well as other synergies that are expected to be derived from the Even Acquisition.

Upon completion of a formal valuation study, the estimated fair value of non-cash consideration transferred and the fair value of the acquired assets and liabilities will be updated, including the estimated fair value and useful lives of the identifiable intangible assets, and allocation of the excess consideration transferred, if any, will be recorded as goodwill.

The pro forma financial information does not reflect the following items:

●	the impact of any potential revenues, benefits or synergies that may be achieved in the future or related costs that may be required to achieve such revenues, benefits or synergies; and

●	financial impacts of changes in cost structure or any restructuring activities as such changes, if any, have yet to be finalized or quantified.

Note 3 – Preliminary Fair Value Estimate of Purchase Price Allocation to Assets Acquired and Liabilities

The purchase price allocation is being performed based on the assets and liabilities acquired from Even Financial, and the Company is performing a formal valuation study to update the estimates of fair value. For a majority of assets and liabilities acquired, the book value of the assets and liabilities was considered to be a reasonable estimate of fair value. The only assets or liabilities acquired being analyzed in the formal valuation study, excluding goodwill, are the intangible assets acquired. The final valuation study of the fair value of the acquired assets and liabilities, as well as the calculation of the fair value of the consideration transferred, could materially change. Below is a summary of the intangible assets acquired, the fair values preliminarily assigned to those intangible assets and the related estimated useful life:

	Estimated fair value	Estimated useful lives in years
Customer relationships	$153,860	10
Trade names	13,160	10
Proprietary technology	23,300	7
Total	$190,320

Note 4 – Adjustments to Reclassify Financial Statement Line Items

The acquisition of Even Financial and related ongoing integration activities have caused significant changes to the revenue and cost structure of the Company such that the organization of financial statement line items in both the consolidated balance sheets and the consolidated statements of operations of the Company and Even Financial used in prior reporting periods are no longer sufficient to properly present the Company’s nor Even Financial’s financial condition and results of operations. Reclassifications have been performed relative to the previous presentation of the consolidated statement of operations for the year ended December 31, 2021 to present the financial statements in a new format that better represents the new revenue and cost structure of the Company. The reclassifications had no impact on previously reported net income (loss) and an immaterial impact on total revenues, net.

Note 5 – Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Quarter Ended March 31, 2022 and Year Ended December 31, 2021

The following represents adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the quarter ended March 31, 2022:

5A	Adjustment includes the elimination of intercompany activity.

5B	To reflect the incremental amortization related to the intangible assets recognized in the purchase price allocation as well as the increase in fair value of certain intangible assets as outlined in Note 3 above. A 10% increase or decrease in the fair value of identified intangible assets would affect amortization expense as follows:

Assumed change in fair value	Incremental fair value in excess of amounts historically recorded	Historical Even Financial Amortization Recorded	Amortization Expense Based on Incremental Fair Value	Incremental Amortization Expense Recognized
0%	$188,438	$36	$2,379	$2,343
10% increase	$207,470	$36	$2,617	$2,581
10% decrease	$169,406	$36	$2,141	$2,105

5C	To remove interest expense related to Even Financial debt that was paid off in connection with the Even Acquisition.

5D	Adjustment represents a release of valuation allowance specifically related to the Even Acquisition.

The following represents adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021:

5A	Adjustment includes the elimination of intercompany activity.

5B	To reflect the incremental amortization related to the intangible assets recognized in the purchase price allocation as well as the increase in fair value of certain intangible assets as outlined in Note 3 above. A 10% increase or decrease in the fair value of identified intangible assets would affect amortization expense as follows:

Assumed change in fair value	Incremental fair value in excess of amounts historically recorded	Historical Amortization Recorded	Amortization Expense Based on Incremental Fair Value	Incremental Amortization Expense Recognized
0%	$188,438	$210	$19,032	$18,822
10% increase	$207,470	$210	$20,935	$20,726
10% decrease	$169,406	$210	$17,129	$16,919

5C	To remove interest expense related to Even Financial debt that was paid off in connection with the Even Acquisition.